EXHIBIT 99.9

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Rio Tinto and ENAMI sign binding agreement for Salares Altoandinos lithium project in Chile
24 July 2025

Rio Tinto and Empresa Nacional de Minería (ENAMI), a state-owned Chilean mining company, signed a binding agreement to form a joint venture to develop the Salares Altoandinos lithium project in the Atacama region.

The signing follows a 23 May announcement of Rio Tinto’s nomination as the preferred partner for the project. As previously announced, Rio Tinto has agreed to acquire a controlling 51% interest in the project and provide up to $425 million cash and non-cash contributions including its Direct Lithium Extraction (DLE) Technology. The cash contributions will include staged spending to sole fund the pre-feasibility study and further studies, subject to the joint venture progressing through investment stage-gates.

The transaction is expected to close in the first half of 2026, subject to receipt of all applicable regulatory approvals and the satisfaction of other customary closing conditions.

Rio Tinto Minerals Chief Executive Sinead Kaufmann said: “We are continuing to execute our strategy of building a world-class lithium portfolio to position Rio Tinto as a global leader in the responsible supply of critical minerals essential to the energy transition. The Salares Altoandinos project represents a significant opportunity to develop a large-scale, long-life, low-cost lithium brine resource. We are committed to the highest environmental standards and to ensuring any potential development is guided by transparent, respectful, and ongoing engagement with local communities in Chile’s Atacama region.”

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